Exhibit 99.94

APHRIA’S GERMAN SUBSIDIARY, NUUVERA DEUTSCHLAND, ACQUIRES INTEREST IN BERLIN-BASED SHÖNEBERG HOSPITAL

Acquisition lays the foundation for nation-wide research, education and treatment activities for pain treatment centers throughout Germany

Leamington, Ontario — May 17, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that its wholly-owned subsidiary Nuuvera Deutschland GmbH (“Deutschland”) has acquired a 25.1% interest in Berlin-based Schöneberg Hospital (“Schöneberg” or the “Hospital”). The acquisition facilitates Deutschland’s long-term strategy to educate German physicians and patients and advance evidence that supports the effectiveness of medical cannabinoids. It is also the first step in Deutschland’s plans to build and operate pain treatment centers throughout Germany. The acquisition is valued at €1.2 million.

“With our partnership with Schöneberg, we are laying the groundwork to be at the forefront of medical services,” said Hendrik Knopp, Managing Director of Deutschland. “We are focused on bringing a patient-centric approach to medical cannabis in Germany, improving awareness and education of the therapeutic properties of medical cannabis among doctors and patients.”

“The German market is among the most attractive opportunities for medical cannabis in the world, and this deal is an important step towards furthering Deutschland’s presence in the country,” said Vic Neufeld, CEO of Aphria. “Like the clinic model in the Canadian market, these pain treatment centers will serve an invaluable purpose in supporting and educating patients, physicians and the German public in the treatment of pain, including, among other treatments, through the use of medical cannabis. We are continuing to advance our international strategic plans with investments such as this that lay the foundation for long-term sustained growth in every market in which we operate.”

The number of German medicinal cannabis patients, currently estimated at 33,000, has grown rapidly following the passage of “Cannabis as Medicines Act” in March 2017. Similar to the successful approach in Canada, medical cannabis in Germany is only available with a prescription. Due to a lack of evidence-based research, German patients often struggle to find a doctor willing to prescribe cannabis. This deal furthers Deutschland’s ability to support patients with the highest level of medical care.

Deutschland is also participating in the German tender process for in-country cultivation and maintains an existing supply agreement with one of the largest pharmaceutical distribution companies with access to over 13,000 pharmacies in Germany.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications
andrew.swartz@aphria.com

416-268-7099

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